SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

OneSmart International Education Group Limited

(Name of Issuer)

Class A Ordinary Shares, par value $0.000001 per share

(Title of Class of Securities)

G6S54G109

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6S54G109	Page 2 of 7 pages

1	Name of Reporting Person Xi Zhang
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,312,462,016. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,312,462,016. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,312,462,016. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 35.7%. See Item 4.
12	Type of Reporting Person IN

CUSIP No. G6S54G109	Page 3 of 7 pages

1	Name of Reporting Person Happy Edu Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 2,296,842,016. See Item 4.
	6	Shared Voting Power 0
	7	Sole Dispositive Power 2,296,842,016. See Item 4.
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,296,842,016. See Item 4.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 35.5%. See Item 4.
12	Type of Reporting Person CO

CUSIP No. G6S54G109	Page 4 of 7 pages

Item 1(a).	Name of Issuer: OneSmart International Education Group Limited (the “Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices: 165 West Guangfu Road, Putuo District, Shanghai, People’s Republic of China
Item 2(a).	Name of Person Filing: Xi Zhang and Happy Edu Inc. (collectively, the “Reporting Persons”)
Item 2(b).	Address of Principal Business Office or, if none, Residence: The address of the Reporting Persons is 165 West Guangfu Road, Putuo District, Shanghai, People’s Republic of China.
Item 2(c)	Citizenship: Xi Zhang is a citizen of the People’s Republic of China. Happy Edu Inc. is a British Virgin Islands company.
Item 2(d).

Title of Class of Securities:
Class A ordinary shares, par value $0.000001 per share

The Issuer’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for a vote. Issuer’s Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of Issuer’s shareholders, except as may otherwise be required by law. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Item 2(e).	CUSIP Number: G6S54G109
Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a: Not applicable

Item 4.	Ownership:

Reporting Person	Amount beneficially owned:		Percent of class:		Percent of aggregate voting power:		Sole power to vote or direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Xi Zhang	2,312,462,016	(1)	35.7	%(3)	91.7	%(4)	2,312,462,016	(1)	0	2,312,462,016	(1)	0
Happy Edu Inc.	2,296,842,016	(2)	35.5	%(3)	91.7	%(4)	2,296,842,016	(2)	0	2,296,842,016	(2)	0

(1)

Represents (i) 15,620,000 Class A ordinary shares represented by American depositary shares beneficially held by Mr. Xi Zhang, and (ii) 2,296,842,016 Class B ordinary shares, beneficially owned by Happy Edu Inc., a British Virgin Islands company beneficially owned by Mr. Xi Zhang. Happy Edu Inc. is ultimately held by The Zhen Wei Family Trust, a trust established with the laws of British Virgin Islands and managed by Cantrust (Far East) Limited as the trustee. Under the terms of this trust, Mr. Xi Zhang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Happy Edu Inc. in the Issuer. Mr. Xi Zhang is the sole director of Happy Edu Inc.

(2)	Represents 2,296,842,016 Class B ordinary shares, beneficially owned by Happy Edu Inc., a British Virgin Islands company beneficially owned by Mr. Xi Zhang.

(3)

The percentage of class of securities beneficially owned by each Reporting Person is based on (i) a total of 6,478,090,483 ordinary shares (being the sum of 4,181,248,467 Class A ordinary shares and 2,296,842,016 Class B ordinary shares) of the Issuer outstanding as of December 31, 2019, and (ii) the assumption that all outstanding Class B ordinary shares convert into the same number of Class A ordinary shares.

(4)

For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to twenty votes per share on all matters submitted to them for a vote.

CUSIP No. G6S54G109	Page 5 of 7 pages

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:
Not applicable

Item 8.	Identification and Classification of Members of the Group:
Not applicable

Item 9.	Notice of Dissolution of Group:
Not applicable

Item 10.	Certifications:
Not applicable

CUSIP No. G6S54G109	Page 6 of 7 pages

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on February 14, 2019 by the reporting persons with the Securities and Exchange Commission)

CUSIP No. G6S54G109	Page 7 of 7 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2020

Xi Zhang

/s/ Xi Zhang

Happy Edu Inc.

By:	/s/ Xi Zhang
Name:	Xi Zhang
Title:	Director